Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Clarient, Inc.:

We consent to the use of our report dated March 4, 2005, except as to Note 8, which is as of March 11, 2005, with respect to the consolidated balance sheets of ChromaVision Medical Systems, Inc. (currently known as Clarient, Inc.) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Costa Mesa, California

January 26, 2006